                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                             1 of 10 Pages

------------------------                                  ----------------------
  CUSIP No.: 465395101                 13D                   Page 2 of 10 Pages
------------------------                                  ----------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                    WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
--------------------------------------------------------------------------------
                        SOLE VOTING POWER                             5,374,949
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      SHARED VOTING POWER
         OWNED
        BY EACH         --------------------------------------------------------
       REPORTING        SOLE DISPOSITIVE POWER                        5,374,949
        PERSON
         WITH           --------------------------------------------------------
                        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      5,374,949
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          32.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK
--------------------------------------------------------------------------------




                               Page 2 of 10 Pages

This Amendment No. 7 (this "Amendment") amends and supplements Item 2, Item 4 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund Inc. (the "Fund"). Items not included in this amendment are not amended and remain as previously reported. Annex A sets forth, as of the date of this Amendment, the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany.


ITEM 2.           IDENTITY AND BACKGROUND

         The last sentence of Item 2(a)-(c) of the Bank's Statement on Schedule 13D is hereby replaced with the statement set forth immediately below.

         Based on the information about the persons listed on Annex A that is available to the Bank pursuant to German labor law (including a police certificate of no criminal record), the Bank is unaware of any information that would render incorrect the statements in (d) and (e) of Item 2 of the Bank's Statement on Schedule 13D with respect to the persons listed in Annex A.


ITEM 4.           PURPOSE OF TRANSACTION

         In Amendment No. 6 to the Bank's Statement on Schedule 13D, the Bank disclosed its intention to nominate three nominees of the Bank to the Board of Directors (the "Board") of the Fund at the election scheduled to occur at the Annual Meeting of Stockholders of the Fund in 2004 (the "2004 Meeting") and to put forth certain other proposals, including to terminate the Fund's investment management and investment advisory agreements. The Bank has taken note of the statements made by the Fund in its 2004 Preliminary Proxy Statement (the "Preliminary Proxy") filed on February 26, 2004 with the Securities and Exchange Commission. Specifically, in the Preliminary Proxy the Fund states that it will seek a stockholder vote on precatory resolutions (the "Resolutions") to amend its bylaws to establish substantially less restrictive director qualifications than those currently contained in the bylaws and to provide that directors will be elected by a plurality of the votes cast, as well as to provide that such provisions may not be amended in the future without stockholder approval. The Preliminary Proxy further states that, provided that a plurality of the Fund's stockholders voting on these proposals vote in favor of them, the Board intends to amend the bylaws in a manner consistent with such stockholder resolutions and intends promptly thereafter to increase the size of the Board and to appoint one representative of the Bank to the Board for a three-year term as a Class I Director, subject to certain conditions. Separately, on February 18, 2004 the Fund announced its plans to implement a guaranteed distribution policy.



                               Page 3 of 10 Pages

         In view of these statements by the Fund in its Preliminary Proxy and its announcement of its revised distribution policy, and provided that the Fund's proposals are not altered in its definitive proxy statement for the 2004 Meeting and the Fund adheres to its revised distribution policy, the Bank currently anticipates that it will vote the Fund's shares it owns in favor of the Resolutions and that it will not move at the 2004 Meeting to (1) terminate the investment management agreement between the Fund and Aberdeen Asset Managers (C.I.); (2) terminate the advisory agreement between the Fund and Aberdeen Asset Management Limited; and (3) nominate three nominees of the Bank to the Fund's Board, and that the Bank will not solicit proxies from other stockholders in support of such motions. The Bank may also contact other Fund stockholders to advocate support of the Resolutions and reserves the right to solicit proxies in favor of the Resolutions.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.













                               Page 4 of 10 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2004                         BANKGESELLSCHAFT BERLIN AG


                                             By: /s/ Dirk Kipp
                                                -----------------------------
                                                     Name:  Dirk Kipp
                                                     Title: Managing Director

                                             By: /s/ Moritz Sell
                                                -----------------------------
                                                      Name:  Moritz Sell
                                                      Title: Director



















                               Page 5 of 10 Pages

                                     ANNEX A
                                     -------

Unless otherwise indicated, the business address for all individuals listed on this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD


NAME AND ADDRESS                          PRINCIPAL OCCUPATION

Hans-Joerg Vetter                         Chairman of the Managing Board of
                                          Bankgesellschaft Berlin AG

Serge Demoliere                           Member of the Managing Board of
                                          Bankgesellschaft Berlin AG

Uwe Kruschinski                           Member of the Managing Board of
                                          Bankgesellschaft Berlin AG

Norbert Pawlowski                         Member of the Managing Board of
                                          Bankgesellschaft Berlin AG

Dr. Thomas Veit                           Member of the Managing Board of
                                          Bankgesellschaft Berlin AG


                               EXECUTIVE OFFICERS

NAME AND ADDRESS                          PRINCIPAL OCCUPATION

Willi Boehmer                             Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Finanzen
Brunnenstrasse 111
D-13355 Berlin

Frank-Michael Boenke                      General Manager of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6LR

Beate Brummel                             Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Kreditbereich Kapitalmarktgeschaft



                               Page 6 of 10 Pages

NAME AND ADDRESS                          PRINCIPAL OCCUPATION

Dr. Christian Burmester                   Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Kreditsekretariat
Brunnenstrasse 111
D-13355 Berlin

Arnold Butzer                             Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Vertrieb Immobilienfinanzierung
Corneliusstr, 7
D-10787 Berlin

Dariush Ghassemi-Moghadam                 Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Unternehmensentwicklung

Peter Grosse Wiesmann                     Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Risikobetreuung Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Dr. Karl-Friedrich Hirschhaeuser          Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Risikocontrolling

Dirk Kipp                                 Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Eigenhandel

Peter Konig                               Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Konzernprojekte

Axel Lange                                Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Kreditbereich IBAG/IBG
Hardenbergstr. 20
D-10623 Berlin



                               Page 7 of 10 Pages

NAME AND ADDRESS                          PRINCIPAL OCCUPATION

Martin Mueller                            Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG and General Manager
Treasury                                  of Bankgesellschaft Berlin AG,
Alexanderplatz 2                          London Branch
D-10178 Berlin
and
Debt Finance (temporarily)
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6LR

Uwe Papesch                               Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Equities

Thomas Paulick                            Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
IT
Brunnenstr. 111
D-13355 Berlin

Helmut Ramthun                            Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

Ludwig Reinhardt                          Managing Director of Bankgesellschaft
Zins-/Kreditprodukte                      Berlin AG

Dr. Georg Reutter                         Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Gerhard Roller                            Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Internationales Geschaft
Alexanderplatz 2
D-10178 Berlin


                               Page 8 of 10 Pages

NAME AND ADDRESS                          PRINCIPAL OCCUPATION

Jochen W. Sawahn                          Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Personal

Siegfried Schoelper                       Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Controlling
Brunnenstrasse 111
D-13355 Berlin

Bartho Schroeder                          Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Business Management

Dr. Uwe-Jens Siegert                      Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Revision
Hardenbergstrasse 32
D-10623 Berlin

Klaus Spicker                             Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Recht

Stefan Traegler                           Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG                Berlin AG
Organisation u. Informationstechnologie
Brunnenstrasse 111
13355 Berlin



                               Page 9 of 10 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.





















                              Page 10 of 10 Pages